Exhibit (d)(4)(iii)

AXA PREMIER VIP TRUST

AMENDMENT NO. 1

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Second Amended and Restated Investment Advisory Agreement, dated as of June 22, 2007 (“Amendment No. 1”), between AXA Equitable Life Insurance Company, a New York corporation (“AXA Equitable” or “Manager”) and TCW Investment Management Company, a corporation organized under the laws of the State of California (“Adviser”).

AXA Equitable and Adviser agree to modify the Second Amended and Restated Investment Advisory Agreement, dated as of July 31, 2006 (“Agreement”), for AXA Premier VIP Trust (“Trust”) as follows:

1. Removed Portfolios. All references to the AXA Enterprise Multimanager Growth Fund and AXA Enterprise Multimanager Mid Cap Value Fund of the AXA Enterprise Multimanager Funds Trust are hereby removed.

2. Name Changes. The names of the AXA Premier VIP Large Cap Growth Portfolio and the AXA Premier VIP Mid Cap Value Portfolio are changed to the Multimanager Large Cap Growth Portfolio and the Multimanager Mid Cap Value Portfolio.

3. Existing Portfolios. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser for the Multimanager Large Cap Growth Portfolio and Multimanager Mid Cap Value Portfolio of the Trust.

4. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolios is hereby replaced in its entirety by Appendix A attached hereto.

5. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE LIFE INSURANCE COMPANY		TCW INVESTMENT MANAGEMENT COMPANY

By:	/s/ Steven M. Joenk	By:	/s/ Philip K. Holl
	Steven M. Joenk	Name:	Philip K. Holl
	Senior Vice President	Title:	Senior Vice President

APPENDIX A

AMENDMENT NO. 1

SECOND AMENDED AND RESTATED

INVESTMENT ADVISORY AGREEMENT

Portfolios	Annual Advisory Fee Rate**
Multimanager Large Cap Growth Portfolio*	0.50% of the TCW Allocated Portion’s average daily net assets up to and including $100 million; and 0.40% of the TCW Allocated Portion’s average daily net assets in excess of $100 million

Multimanager Mid Cap Value Portfolio*	0.55% of the TCW Allocated Portion’s average daily net assets up to and including $100 million; and 0.45% of the TCW Allocated Portion’s average daily net assets in excess of $100 million

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser, which may be referred to as the “TCW Allocated Portion.”
**	The daily advisory fee for each Portfolio is calculated by multiplying the aggregate net assets of the Portfolio at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year. The daily fee applicable to each TCW Allocated Portion is the portion of the daily advisory fee for the Portfolio equal to the TCW Allocated Portion’s net assets relative to the aggregate net assets of the applicable Portfolio, including the TCW Allocated Portion, used in the fee calculation.